SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)
Under the Securities Exchange Act of 1934

NATIONAL PENN BANCSHARES, INC.

(Name of Issuer)

Common Stock (without par value)

(Title of Class of Securities)

63713810
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
Managing Director and General Counsel
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MATTHEW M. GUEST, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000

January 7, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,793,389 †
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,793,389†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,793,389†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.42%*
14	TYPE OF REPORTING PERSON PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the total number of shares of common stock, without par value, of National Penn (the “Common Stock”), including 136,634,873 shares of Common Stock outstanding as of the close of business on November 4, 2010 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended

1

September 30, 2010) and 14,330,579 shares of Common Stock issued by National Penn on January 7, 2011 pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,793,389†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,793,389†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,793,389†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.42%*
14	TYPE OF REPORTING PERSON PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the total number of shares of Common Stock, including 136,634,873 shares of Common Stock outstanding as of the close of business on November 4, 2010 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010) and 14,330,579 shares of Common Stock issued by National Penn on January 7, 2011 pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Warburg Pincus X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,793,389†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,793,389 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,793,389†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.42%*
14	TYPE OF REPORTING PERSON PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the total number of shares of Common Stock, including 136,634,873 shares of Common Stock outstanding as of the close of business on November 4, 2010 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010) and 14,330,579 shares of Common Stock issued by National Penn on January 7, 2011 pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Warburg Pincus X, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,793,389†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,793,389 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,793,389 †
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.42%*
14	TYPE OF REPORTING PERSON OO

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the total number of shares of Common Stock, including 136,634,873 shares of Common Stock outstanding as of the close of business on November 4, 2010 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010) and 14,330,579 shares of Common Stock issued by National Penn on January 7, 2011 pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Warburg Pincus Partners, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,793,389†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,793,389 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,793,389 †
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.42%*
14	TYPE OF REPORTING PERSON OO

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the total number of shares of Common Stock, including 136,634,873 shares of Common Stock outstanding as of the close of business on November 4, 2010 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010) and 14,330,579 shares of Common Stock issued by National Penn on January 7, 2011 pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,793,389†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,793,389 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,793,389†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.42%*
14	TYPE OF REPORTING PERSON PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the total number of shares of Common Stock, including 136,634,873 shares of Common Stock outstanding as of the close of business on November 4, 2010 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010) and 14,330,579 shares of Common Stock issued by National Penn on January 7, 2011 pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,793,389†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,793,389 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,793,389†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.42%*
14	TYPE OF REPORTING PERSON OO

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the total number of shares of Common Stock, including 136,634,873 shares of Common Stock outstanding as of the close of business on November 4, 2010 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010) and 14,330,579 shares of Common Stock issued by National Penn on January 7, 2011 pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,793,389†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,793,389 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,793,389 †
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.42%*
14	TYPE OF REPORTING PERSON IN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the total number of shares of Common Stock, including 136,634,873 shares of Common Stock outstanding as of the close of business on November 4, 2010 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010) and 14,330,579 shares of Common Stock issued by National Penn on January 7, 2011 pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,793,389†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,793,389 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,793,389 †
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.42%*
14	TYPE OF REPORTING PERSON IN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the total number of shares of Common Stock, including 136,634,873 shares of Common Stock outstanding as of the close of business on November 4, 2010 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010) and 14,330,579 shares of Common Stock issued by National Penn on January 7, 2011 pursuant to the Investment Agreement.

This Amendment No. 1 amends the Schedule 13D (the “Initial Statement”) filed with the U.S. Securities and Exchange Commission on October 15, 2010 (as amended, this “Statement”) and is being filed on behalf of the Warburg Pincus Reporting Persons (as defined below).  Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Initial Statement.  Except as specifically amended by this Amendment No. 1, items in the Initial Statement are unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by replacing it in its entirety with the following:

As more fully described in Item 4 below, on October 5, 2010, National Penn and WP X entered into an Investment Agreement (the “Investment Agreement”).  Pursuant to the Investment Agreement, WP X purchased 10,462,810 shares of Common Stock (the “First Closing Securities”) for an aggregate purchase price of $63.3 million in cash on October 20, 2010 and an additional 14,330,579 shares of Common Stock (the “Second Closing Securities,” and together with the First Closing Securities, the “Securities”) for an aggregate purchase price of $86.7 million in cash on January 7, 2011.  The funds to be used by WP X to purchase the First Closing Securities and the Second Closing Securities were obtained from working capital.  The total investment WP X made for the purchase of the First Closing Securities and the Second Closing Securities pursuant to the Investment Agreement was $150 million.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended by replacing it in its entirety with the following:

WP X agreed to purchase the Securities in the ordinary course of business because of the belief that the Common Stock represents an attractive investment.  The Warburg Pincus Reporting Persons beneficially own the Common Stock as an investment.  Subject to the limitations described below in this Item 4, the Warburg Pincus Reporting Persons from time to time may decide to increase or decrease their investment in National Penn through shares of Common Stock or other capital stock of National Penn in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of National Penn’s capital stock, subsequent developments affecting National Penn, National Penn’s business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.

The Investment Agreement

On October 5, 2010, WP X entered into the Investment Agreement with National Penn, pursuant to which WP X agreed, subject to the terms and conditions of the Investment Agreement, to invest $150 million in National Penn through a direct purchase of newly issued common stock (the “Investment”).  Under the terms of the Investment Agreement, WP X agreed to purchase in the aggregate 24,793,389 shares of Common Stock.

Pursuant to the Investment Agreement, WP X purchased (i) 10,462,810 shares of Common Stock, in exchange for a cash payment to National Penn of $63.3 million on October 20, 2010, and (ii) an additional 14,330,579 shares of Common Stock on January 7, 2011 (the “Second Closing”).

The following is a description of the material terms of the Investment Agreement:

Board Representation.  Pursuant to the Investment Agreement, WP X will be entitled to maintain a representative on the Board of Directors of National Penn (the “Board”) for so long as it beneficially owns 9.9% or more of outstanding shares of Common Stock.  WP X is also entitled to designate an observer who may attend Board meetings for so long as WP X beneficially owns 4.9% or more, but less than 9.9%, of outstanding shares of Common Stock.

Effect of a Change in Control.  Pursuant to the terms of the Investment Agreement, National Penn shall not directly or indirectly effect, or cause to be effected, any transaction with a third party that would reasonably be expected to result in a Change in Control (as defined in the Investment Agreement) unless such third party shall have provided prior assurance in writing to WP X that the terms of the Investment Agreement shall be fully performed.

Certain Restrictions.  The Investment Agreement places certain restrictions on the ability of WP X and its affiliates to transact in the securities of National Penn without the prior written approval of National Penn until such time as WP X no longer owns 9.9% of the outstanding shares of Common Stock.  Such restrictions include the ability of WP X to (1) acquire (or offer, agree or propose to acquire) beneficial ownership of any voting securities of National Penn in excess of 24.9% of the outstanding shares of a class of voting securities of National Penn as calculated under applicable regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”); (2) make or participate in any solicitation of proxies or consents to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of National Penn or any subsidiary of National Penn; (3) call a meeting of the stockholders of National Penn, or seek, propose or act to influence or control the management, the Board or policies of National Penn; (4) enter into or agree, offer, propose or seek to enter into any acquisition, merger or other business combination relating to all or part of National Penn or any of its subsidiaries or any acquisition for all or part of the assets of National Penn or any of its subsidiaries or any of their respective businesses; and certain other restrictions.

Transfer Restrictions.  WP X may transfer any and all shares of Common Stock acquired pursuant to the Investment Agreement (including the Common Stock reported in this Statement); provided that prior to October 5, 2011, WP X may not transfer without the prior approval of a majority of independent directors of National Penn such shares of Common Stock in one or more transactions, to any person or group if such person or group would collectively own more than 4.9% of the outstanding voting power of National Penn or more than 4.9% of any class of voting securities of National Penn.  This restriction will not apply to any transfer in a broadly distributed offering conducted by an independent broker-dealer that involves only sales to institutional investors.  The restriction also ceases to apply if National Penn enters into a definitive agreement, the consummation of which would result in a Change in Control, or if any person commences and does not withdraw a  bona fide  public tender or exchange offer, which, if consummated, would result in a Change in Control.

The foregoing summary of the Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, attached as Exhibit 2 to the Initial Statement, and incorporated herein by reference.

Additional Disclosure

Except as set forth herein, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I of the Initial Statement, has any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended by replacing it in its entirety with the following:

(a)           As of January 7, 2011, WP X may be deemed to beneficially own 24,793,389 shares of Common Stock, representing approximately 16.42% of the outstanding shares of Common Stock (based on 136,634,873 shares of Common Stock outstanding as of the close of business on November 4, 2010 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010) and 14,330,579 shares of Common Stock issued by National Penn on January 7, 2011 pursuant to the Investment Agreement).

Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 24,793,389 shares of Common Stock.  Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I of the Initial Statement disclaims beneficial ownership of the shares of Common Stock in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein.  Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock in which WP X has beneficial ownership.

(b)           See Item 5(a) above.

(c)           On October 5, 2010, WP X entered into the Investment Agreement with National Penn.  Pursuant to the Investment Agreement WP X purchased (i) 10,462,810 shares of Common Stock, for an aggregate purchase price of $63.3 million on October 20, 2010 and (ii) an additional 14,330,579 shares of Common Stock, for an aggregate purchase price of $86.7 million on January 7, 2011.  Descriptions of the investment by WP X and of the securities related thereto are included in Item 4 of this Statement.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January  11, 2011

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:  Warburg Pincus X, L.P., its general partner

By:  Warburg Pincus X, LLC, its general partner

By:  Warburg Pincus Partners, LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Partner

WARBURG PINCUS X PARTNERS, L.P.

By:  Warburg Pincus X, L.P., its general partner

By:  Warburg Pincus X, LLC, its general partner

By:  Warburg Pincus Partners, LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Partner

WARBURG PINCUS X, L.P.

By:  Warburg Pincus X, LLC, its general partner

By:  Warburg Pincus Partners, LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Partner

WARBURG PINCUS X, LLC

By:  Warburg Pincus Partners, LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Partner

WARBURG PINCUS PARTNERS, LLC

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Partner

WARBURG PINCUS & CO.

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Partner

WARBURG PINCUS LLC

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Managing Director

CHARLES R. KAYE

By:  /s/ Scott A. Arenare
        Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:  /s/ Scott A. Arenare
        Scott A. Arenare, Attorney-in-fact**

*      Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**   Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.